NATIONAL SECURITIES ADMINISTRATORS LTD.
702 – 777 Hornby Street
Vancouver, BC V6Z 1S4, Canada

ZenaTech, Inc.

Security Class: Common Shares

FORM OF PROXY

Annual General and Special Meeting of the Common Shareholders to be held on Tuesday, July 14, 2026 (the "Meeting")

This Form of Proxy is solicited by and on behalf of the management of ZenaTech, Inc. (the "Company")

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Eastern Time, on Friday, July 10, 2026 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS	
MAIL or HAND DELIVERY	National Securities Administrators Ltd. 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@transferagent.ca
ONLINE	As listed on Form of Proxy or Voting Instruction Form

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting
www.eproxy.ca
Control Number:
Password:

Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of **ZenaTech, Inc.** hereby appoint: **Linda Montgomery** (the "Management Nominees"). **OR** **Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.** ☐

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general and special meeting of shareholders of **ZenaTech, Inc.** to be held at **the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on July 14, 2026 at 10:00 a.m., Eastern Time**, and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**	**For**	Withhold
i) **Shaun Passley,**	☐	☐
ii) **James A. Sherman**	☐	☐
iii) **Craig Passley**	☐	☐
iv) **Paul J. Piekos**	☐	☐
v) **Thomas W. Burns**	☐	☐
vi) **Neville Brown**	☐	☐
vii) **Yvonne Rattray**	☐	☐

2. **Appointment of Auditor**	**For**	Withhold
To appoint **Bansal & Co LLP,** as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;	☐	☐

3. **Approval of Amended and Restated Management Services Agreement**	**For**	Against
To consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving an Amended and Restated Management Services Agreement with a related party, as more fully described in the accompanying management information circular;	☐	☐

4. **Approval of Acquisitions from Related Party**	**For**	Against
To consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving the acquisition of certain assets from a related party, as more fully described in the accompanying management information circular;	☐	☐

5. **Approval of Amendment to CEO Employment Agreement**	**For**	Against
To consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving an amended CEO Employment Agreement, as more fully described in the accompanying management information circular;	☐	☐

6. **Approval of Long-Term Incentive Plan**	**For**	Against
To consider and, if thought fit, pass an ordinary resolution to ratify, confirm, and approve the Company's Long-Term Incentive Plan as more fully described in the accompanying management information circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Signature(s)

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Print Name(s) & Signing Capacity(ies), if applicable

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Date (MM-DD-YY)
THIS PROXY MUST BE DATED

Financial Statements Request
In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports – Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management's discussion & analysis by mail. ☐

Annual Financial Report – Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management's discussion and analysis by mail. ☐

To request the receipt of future documents via email, you may contact National Securities Administrators Ltd. at proxy@transferagent.ca.